

17018635

aKB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 37792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Kosinsky, Inc /DBA Holly Street Securities

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 2nd Ave
(No. and Street)

NY (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A.
(Name – if individual, state last, first, middle name)

100 E. Sybelia Ave. Suite 130 (Address) Maitland (City) Florida (State) 32751 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joseph Kosinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Kosinsky, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph Kosinsky
Signature

President
Title

Judith A Penney 4/13/2017
Notary Public

JUDITH A. PENNEY
Notary Public, State of New York
No. 01PE6146577
Qualified in New York County
Commission Expires May 22, 20 18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Joseph Kosinsky, Inc.

We have audited the accompanying statement of financial condition of Joseph Kosinsky, Inc. as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Joseph Kosinsky, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Kosinsky, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Joseph Kosinsky, Inc.'s financial statements. The supplemental information is the responsibility of Joseph Kosinsky, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

April 14, 2017

Joseph Kosinsky, Inc.

Financial Statements with Independent Auditors' Report
As of December 31, 2016

Joseph Kosinsky, Inc.

Statement of Financial Condition
For the year ended December 31, 2016

Assets	
Current assets	
Regular Chase Checking Account and Fidelity Money Market	$ 14,207
Total current assets Total assets	14,207
Total Assets	14,207
Liabilities and stockholders' equity	
Current liabilities	0
Stockholders' equity	
Common Stock, no par value, 200 shares authorized, 1 share issued and outstanding	11,000
Additional paid in capital	356,500
Retained earnings	(353,293)
Total stockholders' equity	14, 207
Total liabilities and stockholders' equity	$ 14,207

The accompanying notes are an integral part of these statements.

Joseph Kosinsky, Inc.

Statement of Operations
For the year ended December 31, 2016

Revenues	
Investment Company Commissions	$ 60
Interest Income and Fee Refunds	0
Total Revenues	$ 60
Expenses	

Statement of Changes in Stockholders' Equity

Rent - related party	10,265
Office expense -- related parties	4,520
Telephone - related parties	671
Legal and professional expenses	2,023
FINRA regulatory fees	2,272
Other expenses	1,121
Total Expenses	20, 872
Net (loss) before income taxes	(20,812)
Provision for income taxes	0

The accompanying notes are an integral part of these statements.

Joseph Kosinsky, Inc.

Statement of
Changes in Stockholders' Equity
For the year ended December 31, 2016

1. Balance, beginning of period	**$ 10,019**
A. Net income (loss)	(20,812)
B. Additions (includes non-conforming capital of $ 25,000)	25,000
C. Deductions (includes non-conforming capital of $ 0)	0
2. Balance, end of period	$ 14,207

The accompanying notes are an integral part of these statements.

Joseph Kosinsky, Inc.

Statement of Cash Flows
For the year ended December 31, 2016

Cash flows from operating activities:	
Net (loss)	$ (20,812)
Adjustments to reconcile net loss to net cash used in operations	
Net Cash used by Operations	(20,812)
Cash flows from financing activities:	
Contributions to Paid-in Capital	25,000
Net cash provided by financing	25,000
Net increase (decrease) in cash	4,188
Summary	
Cash Balance at Beginning of Period	$ 10,019
Cash Balance at End of Period	$ 14,207
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

The accompanying notes are an integral part of these statements.

Notes to Financial Statements
as for the year ended December 31, 2016

1. Organization and Nature of Business

Joseph Kosinsky, Inc. (the "Company") was incorporated under the laws of New York State on 07/28/1978. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a line of business as a securities broker-dealer, which is outlined in the membership agreement with FINRA. This agreement comprises several classes of services, including agency transactions and investment advisory services.

Security transactions

Customers' securities transactions, if any, as agreed in the FINRA Membership Agreement that the Company will operate pursuant to (k)(1) exemptive provision of SEC Rule 15c3-3 and clear on a fully disclosed basis. At no time will customer funds and/or securities be held and if any are received they will promptly be forwarded to the clearing agent.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Revenues are recognized when earned.

Income Taxes

The Company, with the consent of its shareholders, has elected under the IRS Code to be a S corporation. The shareholders are taxed on their proportionate share of the Company's taxability. However, the Company is subject to NYS and NYC corporation taxes and accounts for income taxes in accordance with FASB ASC 740.

The Company's income tax returns for the years ended December 31, 2013, 2014, 2015 and 2016 for both Federal, State and City of New York remain open for examination.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments carried at cost, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Financial Instruments

Accounting Policies

Financial instruments, if any, used for trading purposes are carried at fair value or. If market prices are not readily available, estimated fair value.

Principal Transactions

The Company did not participate in principal transactions during the year ended December 31, 2016.

Fair Value of Financial Instruments

The financial instruments, if any, of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values. The Company had no equity securities at December 31, 2016.

Concentrations of Credit Risk

The Company is not engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers and other financial institutions. The Company's policy is to review, as necessary, the credit standing of each counter party.

4.. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital equals 0 to 1, both defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $14,207, which was $9,207 in excess of its required net capital of $5,000. The Company's net capital ratio was $14,207 to $5,000 equals 284.14 %.

Joseph Kosinsky, Inc.

Notes to Financial Statements
as for the year ended December 31, 2016

5. Related Party Transactions

The Company's office space that is used is the space owned by Joseph Kosinsky who is the shareholder of this cooperative space. In addition to office space, telephone equipment, computer equipment, and office equipment of Joseph Kosinsky who is the sole shareholder of Joseph Kosinsky, Inc. Various items of office furniture and equipment are also used by the Company without charge. The related party transactions are reported in the Statement of Operations as Office Expense $ 4,520, Rent $ 10,265 and Telephone Expense of $ 671.

6. Commitments and Contingencies

The Company has no commitments or contingencies.

7. Subsequent Events

The events that have occurred through December 31, 2016 which is the date the financial statements were available to be issued, that would require recording or disclosure in the financial statements for the year ended December 31, 2016. A contract has been signed on September 19, 2016 for the sale of all of the equity contingent on FINRA approval. The sale of Joseph Kosinsky, Inc. was finalized on April 07, 2017. The name of the firm was changed on April 07, 2017 from Joseph Kosinsky, Inc .to Holly Street Securities, LLC

Joseph Kosinsky, Inc.

Schedule I

Computation of net capital under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2016

Total stockholder's equity	$ 14,207
Net Capital	$ 14,207
Aggregate indebtedness Items included in statement of financial condition:	0
Payable to broker-dealers	0
\Less: Commissions payable related to 12b-1 receivables	0
Total aggregate indebtedness	
Minimum net capital requirement	$ 5,000
Excess Net Capital	$ 9,027

There are no material differences between the preceding computations and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Joseph Kosinsky, Inc.

We have reviewed management's statements, included in the accompanying Joseph Kosinsky, Inc. Exemption Report, in which (1) Joseph Kosinsky, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Joseph Kosinsky, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Joseph Kosinsky, Inc. stated that Joseph Koskinsky, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Joseph Kosinsky, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joseph Kosinsky, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

April 14, 2017

JOSEPH KOSINSKY, INC.
MEMBER FINRA

400 SECOND AVENNUE
NEW YORK, NY 10010

December 31, 2016

Joseph Kosinsky, Inc. Exemption Report

Joseph Kosinsky, Inc. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared by 17 C.F.R. 240.17a5(d)(1) and (4). The company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(1).
(2) The Company met the identified exemptive provisions and 17 C.F.R. 240.15c3-3 (k)(1) throughout the most recent of fiscal year without exception.

I, Joseph Kosinsky, affirm that to the best of my knowledge and believe this Exemption Report is true and correct.

By 

Joseph Kosinsky, President

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☑ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Joseph Koslosky 1/01/17
Authorized Signature/Title *Date*

SIPC-3 2017

8-037792 FINRA DEC 6/22/1987

Joseph Koslosky, Inc.
400 Second Avenue STE 20B
New York, NY 10010
(212) 532-8893

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2017

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending December 31, 2017 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☑ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Joseph Kosinsky, Inc.
400 2nd Avenue, Apt 203
New York NY 10010-4054

April 14, 2017

To: Ohab and Company, P.A.

We are providing this letter in connection with your review of management statements which Joseph Kosinsky, Inc. represented exemptive provisions as of December 31, 2016, and for the year then ended, for the purpose of obtaining limited assurance that there are no material modifications that should be made to the report in order for the report to be in conformity with PCAOB standards. We confirm that we are responsible for the preparation and fair presentation of the report of exemptive provisions in accordance with accounting principles generally accepted in the United States of America and the selection and application of the accounting policies.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief as of April 14, 2017, the following representations made to you during your review.

1. The management statements referred to above are fairly presented in accordance with accounting principles generally accepted in the United States of America.
2. We have made available to you all -
    a. Financial records and related data
    b. Minutes of the meetings of members, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
3. No material transactions exist that have not been properly recorded in the accounting records underlying the management statements.
4. We acknowledge our responsibility for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the management statements.
5. We acknowledge our responsibility to prevent and detect fraud.
6. We have no knowledge of any fraud or suspected fraud affecting the entity involving management or others where the fraud could have a material effect on the management statements, including any communications from employees, former employees, or others.
7. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

8. No material losses exist that have not been properly accrued or disclosed in the management statements.
9. There are no
   a. violations or possible violations of laws or regulations whose effects should be considered for disclosure in the management statements or as a basis for recording a loss contingency.
   b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion that must be disclosed in accordance with FASB ASC 450, *Contingencies*.
   c. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450, *Contingencies*.
10. The Company has satisfactory title of all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
11. We have complied with all aspects of contractual agreements that would have a material effect on the management statements in the event of noncompliance.
12. To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the management statements.
13. We have responded fully and truthfully to inquiries made to us by you during your review.



Joseph Kosinsky


hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

April 14, 2017

To the Management and Shareholders of
Joseph Kosinsky, Inc.

In connection with our audit of the financial statements and supplemental information of Joseph Kosinsky, Inc. for the year ended December 31, 2016 and we have issued our report thereon dated April 14, 2017. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2016. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. No critical accounting policies and practices were noted.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements was (were): No critical accounting estimates were noted.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments

about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered numerous financial transactions that required adjustments recorded by you pursuant to the audit. Receivables were not adjusted for aged items as well as current items not being recorded. Payables were not updated to reflect current transactions. It is our strong recommendation that you employ an individual with accounting skills that can assist you with being current.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents computation of net capital that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Shareholders, and management of Joseph Kosinsky, Inc.and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Ohab and Company PA

Ohab and Company, PA

Initial JK

Joseph Kosinsky, Inc.
400 2nd Avenue, Apt. 203
New York, NY 10010-4054

April 14, 2017

Ohab and Company, PA
100 E Sybelia Avenue
Suite 130
Maitland, FL 32751

This representation letter is provided in connection with your audit of the financial statements of Joseph Kosinsky, Inc., which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of April 14, 2017, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated March 27, 2017, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
  - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
  - Minutes of the meetings of sharholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were: ____________________.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
  - Management,
  - Employees who have significant roles in internal control, or
  - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties* (link) .
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.

- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the Schedules I and II in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Schedules I and II, including its form and content, are fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Schedules I and II have not changed from those used in the prior period. The form and content of Schedules I and II complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2016 or through April 14, 2017.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
- Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2016 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2016.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2016 and through April 14, 2017.
- Net capital computations prepared by us during the period January 1, 2016 through April 14, 2017 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2016 or during the period January 1, 2016 through April 14, 2017, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: Joseph Kosinsky

Title: President